UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 76.535.764/0001-43

Company Registry (NIRE): 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”) in conformity with the Material Fact disclosed by the Company on June 25, 2014, informs its shareholders and the market in general that on December 1, 2014, it concluded, through its subsidiaries Telemar Norte Leste S.A. (“Telemar”) and BRT Serviços de Internet S.A. (“BRTSI”, and together with Telemar, the “Sellers”) the transfer to SBA Torres Brasil, Limitada (the “Buyer”) of shares representing 100% of the capital stock of a company controlled by the Sellers that owns 1,641 mobile telecommunications towers (the “Transaction”), in exchange for the aggregate amount of R$1,172,493,238.00.

Rio de Janeiro, December 1, 2014.

Bayard De Paoli Gontijo

Acting Chief Executive Officer

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer